Aames 2002-1
Mortgage Pass-Through Certificates
Series 2002-1
Triggers, Adj. Rate Cert. and Miscellaneous Report for May 28, 2002 Distribution
Triggers, Adj. Rate Cert. and Miscellaneous Report

TRIGGER EVENTS	TOTAL

Delinquency Event Occurring?	No
Cummulative Loss Event Occurring?	No

ADJUSTABLE RATE CERTIFICATE INFORMATION	TOTAL
SPACE INTENTIONALLY LEFT BLANK

ADDITIONAL INFORMATION	TOTAL
SPACE INTENTIONALLY LEFT BLANK

Page 23 of 23	© COPYRIGHT 2002 Deutsche Bank